SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 15

    Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                             Commission File Number 1-9357

                                TYCO TOYS, INC.

             (Exact name of registrant as specified in its charter)

                              6000 Midlantic Drive
                        Mount Laurel, New Jersey  08504
                                 (609) 234-7400

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Common Stock,
                    10-1/8% Senior Subordinated Debentures,
        Depository Shares, each representing one-twenty-fifth of a share of Series C Mandatorily Convertible Redeemable Preferred Stock

            (Title of each class of securities covered by this Form)


    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [  ]      Rule 12h-3(b)(1)(ii)   [  ]
         Rule 12g-4(a)(1)(ii)   [  ]      Rule 12h-3(b)(2)(i)    [  ]
         Rule 12g-4(a)(2)(i)    [  ]      Rule 12h-3(b)(2)(ii)   [  ]
         Rule 12g-4(a)(2)(ii)   [  ]      Rule 15d-6             [X]


    Approximate number of holders of record as of the certification or notice date: Common Stock, 2165 holders; 10-1/8% Senior Subordinated Debentures, 245 holders; Depositary Shares, 9 holders.

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, by Mattel, Inc. (as successor to Tyco Toys, Inc. by merger) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


    DATE: March 27, 1997                   BY: /s/ Robert Normile
                                               Robert Normile
                                               Vice President,
                                               Assistant Secretary and
                                               Assistant General Counsel